Exhibit 99.3

Agenda for the annual general meeting of shareholders (the Annual General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Wednesday December 21, 2022 at 2:00 p.m. CET (8:00 a.m. EST) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure set out in the convocation notice, the Annual General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/am2022.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Financial statements

2.	Confirm, and to the extent necessary ratify, that the board report - as included in the annual financial statements - could be prepared in English (voting item)

3.	Discussion of the 2021 annual report (discussion item)

4.	Discussion and adoption of the 2021 financial statements (voting item)

5.	Discussion of the Company’s dividend policy and the allocation of the Company’s 2021 losses to the Company’s retained earnings (discussion item)

6.	Discharge of the Directors

a.	Discharge of the Executive Directors (voting item)

b.	Discharge of the Non-Executive Directors (voting item)

Issuance of shares

7.	Designation of the Board to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 25% of the issued capital at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

Cancellation of shares B and shares C

8.	Reduction of issued share capital by a cancellation of 50,000 shares B held by the Company in treasury (voting item)

9.	Reduction of issued share capital by a cancellation of 105,000 shares C held by the Company in treasury (voting item)

Amendment of Compensation Policy

10.	Amendment of the compensation policy of Lilium to cover compensation for the non-executive directors who will serve on the newly created sustainability committee of Lilium (voting item)

Other

11.	Any other business (discussion item)

12.	Closing

Explanatory notes to the agenda

Item 2: Confirm, and to the extent necessary ratify, that the board report - as included in the annual financial statements - could be prepared in English (voting item)

Under Dutch law, the board report is prepared in Dutch, but the general meeting could approve that the board report is prepared in English. In view of the international business of the Company and that the Company is listed on the Nasdaq stock exchange, it is proposed to confirm and to the extent necessary ratify that the board report as included in the annual financial statements could be prepared in English.

Item 3: Discussion of the 2021 annual report (discussion item)

A presentation on the performance of the Company during the 2021 financial year, as outlined in the 2021 annual report, will be given.

Item 4: Discussion and adoption of the 2021 financial statements (voting item)

PricewaterhouseCoopers Accountants N.V. have issued an unqualified auditors’ report on the 2021 financial statements, which is included on pages 204 to 215 of the 2021 annual report. It is proposed that the Annual General Meeting should adopt the 2021 financial statements.

Item 5: Discussion of the Company’s dividend policy and the allocation of the Company’s 2021 losses to the Company’s retained earnings (discussion item)

The current dividend policy of the Company is that the Company shall retain any earnings for future operations. There is currently no plan to amend such policy. The losses of the Company in the financial year 2021 shall be allocated to the retained earnings of the Company.

Item 6: Discharge of the Directors

a.	Discharge of the Executive Directors (voting item)

It is proposed that the Annual General Meeting shall discharge the current and former Executive Directors who were in office during the 2021 financial year from liability for the performance of their duties, which discharge covers such matters that are apparent from the 2021 annual report or have otherwise been publicly disclosed to the Annual General Meeting.

b.	Discharge of the Non-Executive Directors (voting item)

It is proposed that the Annual General Meeting shall discharge the Non-Executive Directors who were in office during the 2021 financial year from liability for the performance of their duties, which discharge covers such matters that are apparent from the 2021 annual report or have otherwise been publicly disclosed to the Annual General Meeting.

Item 7: Designation of the Board to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 25% of the issued capital at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for shares A in the share capital of the Company at any time during a period of 36 months from the date of the Annual General Meeting up to a maximum of 25% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the Annual General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on September 10, 2021 and October 27, 2022.

Item 8: Reduction of issued share capital by a cancellation of 50,000 shares B held by the Company in treasury (voting item)

In accordance with article 11 of the articles of association of Lilium, it is proposed to reduce the issued capital of the Company by a cancellation of 50,000 shares B, each share having a nominal value of EUR 0.36, currently held by the Company in treasury. The purpose of this cancellation is to simplify the Company’s balance sheet and capital structure.

The aggregate nominal value of the 50,000 shares B will be added to the distributable reserves of the Company. There are no other holders of shares A, shares B or shares C who will be affected by this cancellation of shares B.

The cancellation will take place on a date determined by the Board taking into account the required objection period of two months.

Item 9: Reduction of issued share capital by a cancellation of 105,000 shares C held by the Company in treasury (voting item)

In accordance with article 11 of the articles of association of Lilium, it is proposed to reduce the issued capital of the Company by a cancellation of 105,000 shares C, each share having a nominal value of EUR 0.24, currently held by the Company in treasury. The purpose of the cancellation is to simplify the Company’s balance sheet and capital structure.

The aggregate nominal value of the 105,000 shares C will be added to the distributable reserves of the Company. There are no other holders of shares A, shares B or shares C who will be affected by this cancellation of shares B. After the cancellation of 105,000 shares C held by the Company in treasury, there will be no shares C that are issued and outstanding.

The cancellation will take place on a date determined by the Board taking into account the required objection period of two months.

Item 10: Amendment of compensation policy of Lilium (voting item)

At the recommendation of the Company’s compensation committee, it is proposed to partially amend the compensation policy of Lilium to (i) cover compensation to the non-executive directors who will serve on the newly established sustainability committee of Lilium and (ii) remove the provisions that were specifically included for the situation that Daniel Wiegand was the CEO and executive director of Lilium (these provisions are no longer applicable following the appointment of Klaus Roewe as CEO and executive director of Lilium and Daniel Wiegand continuing as an executive director in the role of Chief Engineer for Innovation and Future Programs of Lilium).

The proposed amendments to the compensation policy include providing an annual service retainer of $5,000 to the members of the sustainability committee and an annual service retainer of $15,000 to the chairperson of the sustainability committee.

For the literal text of the proposed amendments, reference is made to the proposed amended compensation policy.